SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 28, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release dated February 27, 2003, announcing the Company’s Fourth Quarter and Year-End Financial Results as of December 31, 2002	3

Press Release dated February 26, 2003, announcing the presentation concerning highlights of the Company’s product and corporate advancements at the Fifth Annual Biotechnology Industry Organization’s CEO and Investor Conference in New York by Alex McPherson, M.D., PhD., President and CEO of the Company	10

Exhibits: Reference is made to the Exhibit Index annexed hereto on page 13 and made a part hereof

Signatures	12

Exhibit Index	13

News Release
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 4th QUARTER AND YEAR-END RESULTS

EDMONTON, ALBERTA, CANADA — February 27, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the twelve months ended December 31, 2002. Results are reported in Canadian dollars with a December 31, 2002 rate of $1.00 Canadian equaling $0.63 U.S.

Financial results for the twelve months ended December 31, 2002 indicate a consolidated net loss from operations of $31.4 million or $0.68 per share, compared to $38.7 million or $0.75 per share, for the same period in 2001. The decreased loss of $7.3 million in 2002 is primarily due to a $13.8 million reduction in gross research and development expenditures offset by lower operating revenues of $2.0 million, $2.6 million in lower investment and other income, and an increase of $2.1 million in market and business development costs. Included in the net loss is a one-time restructuring charge of $2.5 million arising from the decision, announced in October 2002, to suspend early stage discovery research programs in order to concentrate resources on the development of the Company’s lead clinical programs, THERATOPE® vaccine and BLP25 Liposomal vaccine.

Contract research and development revenue for the twelve months ended December 31, 2002, totaling $4.0 million compared to $4.9 million for the same period in 2001, represents research and development funding received from Merck KGaA of Darmstadt, Germany associated with THERATOPE® vaccine and BLP25 Liposomal vaccine. The lower funding level reflects the winding down of the THERATOPE® vaccine Phase III metastatic breast cancer clinical trial in 2002. Licensing revenues from collaborative arrangements with Merck KGaA of $1.1 million compared to $0.7 million for the same period in 2001 represent the amortization of upfront payments received from Merck KGaA upon commencement of the collaboration. The decrease of $1.5 million in licensing, royalties and other revenue reflects a one-time license fee of that amount in the prior year.

Research and development expenditures for the twelve months ended December 31, 2002 totaled $28.3 million compared to $42.1 million for the same period in 2001. The decrease in research and development expenditures is attributable to the winding down of the THERATOPE® vaccine Phase III trial and the suspension of the autologous vaccine and Liposomal Interleukin-2 (L-IL-2) programs, partially offset by restructuring charges. Market and business development expenditures of $2.1 million relate to the development of Biomira’s internal marketing capabilities as well as THERATOPE® vaccine pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

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Biomira’s financial reserves include $37.2 million in cash and short-term investments as at December 31, 2002. During the fourth quarter, the Company made interest and principal repayments of $4.3 million under the terms of its convertible debenture agreement. For 2002, the convertible debenture repayments were entirely in cash, totaling $16.1 million. The Company drew down $0.8 million under its existing equity line agreement in the fourth quarter, and for the year, $4.2 million, in order to partially offset the cash required for the convertible debenture repayments. Approximately 2.4 million shares are potentially available for issuance under the terms of the equity line agreement.

Biomira introduced a restructuring program in 2002, scaling back staff by approximately 30 per cent and curtailing expenditures for 2003 and 2004. This cost reduction program allowed the Company to focus on its two lead product candidates and in particular moving THERATOPE® vaccine toward the final analysis and potential commercialization, while focusing on setting the groundwork for sustainability in the near term. A shelf registration was also put in place in April 2002 that will allow Biomira to offer securities for up to U.S. $150 million, to take advantage of financing opportunities that may present themselves in the coming months.

The year 2002 was a momentous one for the Company from a clinical perspective. The interim analysis for THERATOPE® vaccine was completed. This was the only formal analysis for time to disease progression (TTP) and the first analysis for survival. The final analysis data for survival is expected to be released in mid-2003. At the time of the interim analysis, the Data Safety Monitoring Board recommended the continuation of this trial and had no safety concerns regarding this trial or objections to the initiation of further trials under the current clinical development plan. This was the fifth review of the data by the Data Safety Monitoring Board and should allow for quicker assimilation of this very complex data at the final analysis.

Biomira and Merck KGaA also commenced a Phase II THERATOPE® vaccine trial in women with metastatic breast cancer, who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. Additional endpoints are safety and tolerability of this combination of treatment. Under the collaboration with Merck KGaA, this trial is being managed by Merck KGaA’s US affiliate, EMD Pharmaceuticals.

Enrolment was also completed in a study with THERATOPE® vaccine of 20 patients with colorectal cancer, and in a 16-patient pilot study with BLP25 Liposomal vaccine in patients with prostate cancer. Importantly, Biomira also completed the enrolment of 171 patients with metastatic lung cancer in the Phase IIb BLP25 Liposomal vaccine trial. Results of these three trials and the THERATOPE® vaccine Phase III trial should be forthcoming in 2003.

“Last year has certainly set the stage for an eventful 2003 and our investors and the scientific community should see important data on four of our clinical trials. How we move forward will be determined by these all important data”, said Alex McPherson, MD, PhD, President and CEO.

Merck KGaA

Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of THERATOPE® vaccine and BLP25 Liposomal vaccine. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

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Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	December 31, 2002	December 31, 2001

	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$8,507	$22,789
Short-term investments	28,682	62,343
Accounts receivable	1,207	1,386
Prepaid expenses	497	469

	38,893	86,987
Capital assets (net)	1,076	2,202

	$39,969	$89,189

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,580	$13,999
Accrued interest on convertible debentures	28	245
Current portion of deferred revenue	1,053	1,053
Current portion of capital lease obligation	169	233

	9,830	15,530
Deferred revenue	7,724	8,778
Capital lease obligation	96	263
Class A preference shares	30	30

	17,680	24,601
SHAREHOLDERS’ EQUITY
Share capital	328,537	323,597
Convertible debentures	10,952	22,206
Contributed surplus	8,901	8,901
Deficit	(326,101)	(290,116)

	22,289	64,588

	$39,969	$89,189

Common Shares Issued and Outstanding	53,795,573	52,376,536

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	(Unaudited)		(Unaudited)	(Audited)

	2002	2001	2002	2001

REVENUE
Contract research and development	$951	$2,118	$3,967	$4,851
Licensing revenue from collaborative agreements	264	263	1,054	703
Licensing, royalties and other revenue	61	925	283	1,782

	1,276	3,306	5,304	7,336

EXPENSES
Research and development	7,633	11,491	28,304	42,117
General and administrative	1,625	1,589	7,108	7,483
Marketing and business development	762	—	2,140	—
Amortization of capital assets	622	351	1,349	1,285

	10,642	13,431	38,901	50,885

OPERATING LOSS	(9,366)	(10,125)	(33,597)	(43,549)
Investment and other income	467	980	1,990	4,579
Interest expense	(7)	(9)	(43)	(33)

LOSS BEFORE INCOME TAXES	(8,906)	(9,154)	(31,650)	(39,003)
Income tax benefit	356	472	291	324

NET LOSS	$(8,550)	$(8,682)	$(31,359)	$(38,679)

BASIC AND DILUTED LOSS PER SHARE	$(0.18)	$(0.17)	$(0.68)	$(0.75)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,996	51,502	52,996	51,502

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	(Unaudited)		(Unaudited)	(Audited)

	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(316,690)	$(281,189)	$(290,116)	$(251,192)
Net loss for the period	(8,550)	(8,682)	(31,359)	(38,679)
Accretion of convertible debentures	(777)	—	(4,036)	—
Interest and carrying charges on debentures	(84)	(245)	(590)	(245)

DEFICIT, END OF PERIOD	$(326,101)	$(290,116)	$(326,101)	$(290,116)

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	(Unaudited)		(Unaudited)	(Audited)

	2002	2001	2002	2001

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(8,550)	$(8,682)	$(31,359)	$(38,679)
Add items not affecting cash:
Amortization of capital assets	622	351	1,349	1,285
Unrealized foreign exchange (gain)/loss included in cash and cash equivalents	(19)	271	(39)	(128)
Net change in non-cash balances from operations	(1,032)	2,612	(6,307)	13,663

	(8,979)	(5,448)	(36,356)	(23,859)
INVESTING
Decrease/(Increase) in short-term investments	13,009	(6,796)	33,661	(13,416)
Purchase of capital assets	—	(129)	(265)	(662)

	13,009	(6,925)	33,396	(14,078)
FINANCING
Proceeds on issue of common shares, net of issue costs	783	165	4,940	29,009
Proceeds/(Financing costs) of convertible debentures	—	8,947	(24)	22,206
Principal repayment of convertible debentures	(4,150)	—	(15,213)	—
Interest on convertible debentures	(112)	—	(860)	—
Repayment of capital lease obligation	(42)	(57)	(204)	(198)

	(3,521)	9,055	(11,361)	51,017
Effect of exchange rate fluctuations on cash and cash equivalents	19	(271)	39	128

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	528	(3,589)	(14,282)	13,208

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,979	26,378	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,507	$22,789	$8,507	$22,789

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Biomira Company Contacts:

Ron Helmhold
Sr. Director, Finance and Corporate Controller
780-490-2808

Bill Wickson
Manager, Public Relations
780-490-2818
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

News Release
For Immediate Release

BIOMIRA PRESENTS AT BIO’S CEO AND INVESTOR CONFERENCE

EDMONTON, ALBERTA, CANADA — FEBRUARY 26, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company’s product and corporate advancements at the fifth annual Biotechnology Industry Organization’s CEO and Investor Conference at the Waldorf-Astoria, in New York City, today at 10:00 a.m. EST. This presentation will be web cast and available through a link at www.biomira.com.

Dr. McPherson’s presentation will primarily focus on the Company’s two lead product candidates, THERATOPE® vaccine and BLP25 Liposomal vaccine, with the bulk of the presentation highlighting the THERATOPE® vaccine Phase III trial, which has results expected in mid-2003.

Until the final analysis, Biomira and Merck KGaA of Darmstadt, Germany will remain blinded to the results of the Phase III trial, despite an interim analysis of the data in September 2002. At the final analysis there will be a complex examination of the data in order to properly understand the results. The Companies believe there are three overarching scenarios that could result, although from these three main outcomes there are many variables that could impact the importance of the results. These three overarching scenarios are:

•	Observe a survival advantage for women on the THERATOPE® vaccine arm compared to those on the control arm at a statistically significant level;

•	Observe a survival advantage for women on the THERATOPE® vaccine arm compared to those on the control arm at a clinically and statistically compelling level, although less than the pre-determined significance level; or

•	Observe a greater survival advantage for the patients on the control arm over those on the THERATOPE® vaccine arm.

With four safety reviews of the data by the Data Safety Monitoring Board, plus the review at interim analysis, the Company feels it would be unlikely to find itself in the third scenario, with patients doing significantly worse on THERATOPE® vaccine.

“It is important for our investors to understand the potential outcomes at the final analysis. We are obviously hopeful that THERATOPE® vaccine will demonstrate a clear survival advantage in the overall patient population at the final analysis, but until the data are unblinded we will not know,” said Alex McPherson, MD, PhD, President and

– more –

CEO of Biomira. “Investors also need to understand that there is the potential for positive news within the data, even if the data does not show the pre-determined statistical significance in the overall patient population. When we have the data from the final analysis we will be letting our investors know, however, for the detailed scientific data, the plan is to present our findings at a scientific meeting, or in a peer-reviewed journal, prior to a public release of a detailed analysis of the trial.”

Dr. McPherson is a board member of the Biotechnology Industry Organization, which is a Washington, D.C.-based organization that engages in lobbying, advocacy, communications and new business development related to the biotech industry. Established in 1993, today it includes more than 1,000 companies, academic institutions and state biotech centers in all 50 U.S. states and 33 other nations. The goal of the CEO and Investor Conference is to provide a unique and neutral forum where CEOs from small, medium and large cap public companies and private firms planning to go public can interact with investors and other members of the financial community and the healthcare industry.

Merck KGaA
Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of THERATOPE® vaccine and BLP25 Liposomal vaccine. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818
After hours contact: bwickson@biomira.com

# # #

There will be a web cast of Dr. McPherson’s 10:00 a.m. presentation today at www.biomira.com. The web cast can be accessed simultaneously and will be archived following the presentation for ninety days.

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: February 28, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the February 27, 2003 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the February 27, 2003 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002